Brian T. Gallagher E-Mail: Gallagher@CouncilBaradel.com Telephone Extension: 3420

June 16, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jessica Livingston

Eric Envall

RE:	CWS Investments Inc

Offering Statement on Form 1-A

Filed May 20, 2022

File No. 024-11857

To the Division of Corporation Finance:

This letter is submitted on behalf of CWS Investments, Inc., a Virginia corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated June 15, 2022, with respect to the Issuer’s Second Amended Offering Statement on Form 1A (File No. 024-11857), filed with the SEC on June 6, 2022. This letter is being submitted contemporaneously with the filing of the Third Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment, along with two redlines marked against the Offering Statement.

125 West Street, 4th Floor, Annapolis, Maryland 21401
Annapolis: 410.268.6600 Baltimore: 410.269.6190 Washington: 301.261.2247 Fax: 410.269.8409 www.CouncilBaradel.com

CB File No. 20324.33	Page 2 June 16, 2022

Cover Page

1.	Refer to your new disclosure on page 27 under “Description of Securities - Limited Right of Liquidity” where you disclose that investors “will be required to hold their Interest for four (4) years” and that “early redemption will include the loss of any Bonus Shares.” Please revise to disclose these terms on your cover page and to add a risk factor on the lock-up period and loss of bonus shares for early redemption. Also revise the references to the lock-up on pages 3 and 4 to clarify the four-year period and to cross reference the section on page 27 where additional disclosures are made.

Issuer Response: In response to the concerns and issues raised above, the Issuer revised the cover page to include the terms related to the Lockup Period and early redemption. Additionally, a risk factor was added to address the Lockup Period and the loss of Bonus Shares for early redemption. Finally, the references on page 3 and 4 were edited to clarify the Lockup Period and cross reference page 27.

The Company may not be successful in availing ourselves of the Investment Company Act exclusions..., page 10

2.	We note your response to comment 2 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the 1940 Act, and have the following follow-up comments:

-	In the paragraph reciting the exclusion under 3(c)(5), please delete the reference to “[emphasis added]” (as there appears to be no such emphasis) or add the relevant emphasis.
-	In the paragraph describing the Company’s intended operations under 3(c)(5)(C), please clarify the reference to “qualifying interests” and “real estate-type interests,” which are not defined elsewhere in the paragraph.
-	In the paragraph describing the Company’s ability to “remain in compliance or maintain the exemption from registration,” please add disclosure about potential limits on the Company’s operations by seeking to comply with 3(c)(5)(C), which may be helpful to an investor. For example, the prior draft included the following language: “Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our common shares, the sustainability of our business model and our ability to make distributions.”

Issuer Response:

A.	The “[emphasis]” added language was removed.
B.	The terms “qualifying interests” and “real estate-type interests,” were clarified based on language used in previously approved offering statements.
C.	Disclosure is made pursuant to the suggestion provided.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we continue to appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Very respectfully,

//btg//

Brian T. Gallagher